SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2007

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A.
CNPJ/MF No. 02.558.074/0001-73 - NIRE 35.3.001.587.9-2
Publicly-held Company

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING
HELD ON AUGUST 21, 2007

1.         DATE, TIME AND PLACE OF THE MEETING: Extraordinary General Shareholders’ Meeting held on August 21, 2007, at 5:00 PM, at Av. Roque Petroni Junior, 1464 – ground floor (Auditorium), in the City of São Paulo, State of São Paulo.

2.         CALL NOTICE: The call notice of the meeting was published in the “Diário Oficial do Estado de São Paulo” (pages 11, 11 and 20 on August 04, 07 and 08, 2007, respectively) and in the “Gazeta Mercantil” (pages A-10, A-11 and A-9 on August 06, 07 and 08, 2007, respectively).

3.         ATTENDANCE: Shareholders representing over 63% (sixty-three per cent) of the capital stock, as indicated by the signatures in the "Corporate Book of Shareholders’ Attendance to General Meetings” and, also attending to the meeting, the managers of the Company, Mr. Roberto Oliveira de Lima – Chief Executive Officer and Mr. Ernesto Daniel Gardelliano – Executive Vice-President of Finance, Planning and Control, and Mr. Luis Motta, representative of KPMG Corporate Finance Ltda., company that provided the appraisal of the target companies of the purchase referred to in the Call Notice of this Shareholders’ Meeting.

4. AGENDA:

(1) to ratify the election of the members of the Board of Directors, Mr. Luis Miguel Gilpérez López, elected on March 22, 2007 and Mr. José Guimarães Monforte, elected on June 29, 2007;

(2) to ratify, pursuant to article 256 of Law No. 6,404/76, the execution of the stock purchase agreement for the acquisition of shares held by Telpart Participações S.A. issued by Telemig Celular Participações S.A. and Tele Norte Celular Participações S.A., which are the controlling shareholders of Telemig Celular S.A. and Amazônia Celular S.A., respectively.

5.         BOARD OF THE MEETING: Breno Rodrigo Pacheco de Oliveira – Chairman and Adriana Pallis Romano - Secretary.

6.         RESOLUTIONS:  At the beginning of the meeting, the Chairman clarified that the minutes of the shareholders’ meeting would be recorded as a summary of the events occurred therein, consisting only of a transcription of the resolutions taken thereby, as allowed by article 130, first paragraph, of the Brazilian Corporations Law. The Chairman informed that the documents or proposals, voting or dissident statements regarding the agenda should be presented, in written, to the Board of the meeting, which, for such purpose, would be represented by the Secretary of the meeting. Furthermore, the Chairman informed that the documents related to the agenda were available with the Board of the meeting and that such documents were made available to the shareholders, as well as they were sent to BOVESPA, pursuant to the provisions of article 124, sixth paragraph, of Law No. 6,404/76, since the publication of the Call Notice.

(a)       the shareholders resolved, with the unanimous votes of the shareholders attending to the meeting, to ratify the election of the Directors, Mr. Luis Miguel Gilpérez López and Mr. José Guimarães Monforte, elected by the members of the Board of Directors on March 22, 2007 and June 29, 2007, respectively, pursuant to the provisions of article 16 of the bylaws of the Company and article 150, third paragraph, of Law 6,404/76, provided that such members shall complete the term of the directors replaced by them and, therefore, shall remain in their positions until the ordinary general shareholders’ meeting of 2009.

(b)       Moving to the second item of the Agenda, the Chairman reminded to all the shareholders attending to the meeting, that, in order to provide any clarifications to the shareholders, the managers of the Company and the representative of KPMG Corporate Finance Ltda., responsible for the appraisal of the companies which control is the object of the acquisition, were attending to the meeting. The Chairman also reminded that the acquisition was proposed by the management of the Company, pursuant to the meeting of the Board of Directors held on August 2nd, 2007, which approved, ad referendum of this meeting, the execution of the corresponding agreement.

Accordingly, the shareholders resolved, with the unanimous votes of the shareholders attending to the meeting, to ratify the execution of the Stock Purchase Agreement entered into with Telpart Participações S.A. (“Telpart”) for the acquisition of (i) 72,581,089,368 (seventy two billion, five hundred and eighty one million, eighty nine thousand and three hundred and sixty eight) common shares and 9,699,320,342 (nine billion, six hundred and ninety nine million, three hundred and twenty thousand and three hundred and forty two) preferred shares of Telemig Celular Participações S.A. (“Telemig Participações”), representing 53.90% of the voting capital, 4.27% of the non-voting capital and 22.72% of the total capital stock; and (ii) 64,633,961,594 (sixty four billion, six hundred and thirty three million, nine hundred and sixty one thousand and five hundred and ninety four) common shares and 185,778,351 (one hundred and eighty five million, seven hundred and seventy eight thousand and three hundred and fifty one) preferred shares of Tele Norte Celular Participações S.A. (“Tele Norte Participações”), representing 51.86% of the voting capital, 0.09% of the non-voting capital and 19.34% of the total capital stock; as well as the acquisition by the Company of the subscription rights held by Telpart in connection with the subscription of shares to be issued by Telemig Participações and Tele Norte Participações as a result of the alternative provided by the CVM Instruction 319/99, all in accordance with the terms and conditions of the Stock Purchase Agreement executed on August 02, 2007, and, therefore, the acquisition is hereby approved, in the terms and conditions of the provisions set forth in the first paragraph of article 256 of Law No. 6,404/76, provided that the conclusion of the transaction approved hereby is subject to the fulfillment of certain precedent conditions set forth in said agreement, including, among which, the approval by Agência Nacional de Telecomunicações – ANATEL, the Brazilian regulatory agency.

Finally, the Chairman reminded to the shareholders attending to the meeting that the shareholders that held common shares on August 03, 2007, date of the publication of the Notice of Material Fact that disclosed the transaction, shall have the right to withdraw pursuant to the provisions of the second paragraph of article 256 of Law No. 6,404/76, by the amount of R$ 5.74 per share, based on the shareholders’ equity of the Company as of June 30, 2007. The Company shall disclose, on the next days, the limit date, the procedures, the conditions for qualification and other detailed information related thereto, by means of a Notice to Shareholders.

7.         ADJOURNMENT OF THE MEETING: As no items of the agenda were left to be discussed, these minutes were read, approved and signed by those attending to the meeting, provided that the shareholders were informed that the minutes were drawn up as a summary of the events occurred, pursuant to the alternative provided in article 130, first paragraph, of Law No. 6,404/76, and the publications of these minutes without the signatures of the shareholders is hereby authorized, pursuant to the alternative provided in the second paragraph, article 130, Law No. 6,404/76. São Paulo, August 21, 2007.
Signatures: Breno Rodrigo Pacheco de Oliveira - Chairman of the Meeting; Adriana Pallis Romano - Secretary of the Meeting; Brasilcel, N.V., Portelcom Participações S.A., Sudestecel Participações Ltda., TBS Celular Participações Ltda., Avista Participações Ltda., Tagilo Participações Ltda. - by Breno Rodrigo Pacheco de Oliveira, Panagora Group Trust, Bell Atlantic Master Pension Trust, The Pension Reserves Investment MA, Imperial Emerging Economies Pool, IBM Savings Plan, Morgan Stanley Investment Management Active International Allocation Trust, The California State Teachers Retirement System, CIBC Emerging Markets Index Fund, Teacher Retirement System of Texas, The Master Trust Bank of Japan Ltd, Van Kampen Series Fund Inc, Van Kampen Global Equity Allocation Fund, State Street Bank and Trust Company Investment Funds For Tax Exempt Retirement Plans, Kansas Public Employees Retirement System, Ford Motor Company Defined Benefit Master Trust, Ford Motor Company of Canada Limited, Teachers Retirement of the State of Illinois, Wilmington Multi- Manager Intl Fund, Wells Fargos Master Trust Diversified Stock Portfolio, Aegon Transamerica Series Trust – Van  Kampen Active International Allocation, Commonfund Emerging Markets Investors Company, SPDR S&P Emerging Latin America ETF, SPDR S&P Emerging Markets ETF, Vanguard Emerging Markets Stock Index Fund, Stichting Pensioenfonds ABP, Norges Bank, Vanguard Investment Series, PLC, Morgan Stanley Institutional Fund. Inc. Active International Allocation Portfolio, Morgan Stanley Dean Witter International Fund, College Retirement Equities Fund.- by Cintia Silva Carneiro.

I hereby certify that this is a true copy of the original minutes that were drawn-up in the proper Book.

Breno Rodrigo Pacheco de Oliveira
Chairman of the Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 23, 2007

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.